PricewaterhouseCoopers, ABN 52 780 433 757 2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001 T: 61 3 8603 1000, F: 61 3 8603 1999 Liability limited by a scheme approved under Professional Standards Legislation. Independent auditor's review report to the members of Mesoblast Limited Report on the half-year financial report Conclusion We have reviewed the half-year financial report of Mesoblast Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the consolidated balance sheet as at 31 December 2023, the consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and consolidated income statement for the half- year ended on that date, material accounting policy information and selected explanatory notes and the directors' declaration. Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Mesoblast Limited does not comply with the Corporations Act 2001 including: 1. giving a true and fair view of the Group's financial position as at 31 December 2023 and of its performance for the half-year ended on that date 2. complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. Basis for conclusion We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor's responsibilities for the review of the half-year financial report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code. Material uncertainty relating to going concern We draw attention to Note 1(i) in the half-year financial report, which indicates that the Group had cash outflows from operating activities of $26.6 million for the 6 months ended December 31, 2023. The ability of the Group to continue as a going concern is dependent upon the Group obtaining additional funding from one or more sources to meet the Group’s projected expenditure consistent with its business strategy over at least the next 12 months. These conditions, along with other matters set forth in Note 1(i), indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter. Exhibit 99.2

Responsibilities of the directors for the half-year financial report The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement whether due to fraud or error. Auditor's responsibilities for the review of the half-year financial report Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group's financial position as at 31 December 2023 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. PricewaterhouseCoopers Jon Roberts Melbourne Partner 29 February 2024